Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新东方教育科技（集团）有限公司 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

UPDATE ANNOUNCEMENT

The board of directors (the “Board”) of New Oriental Education & Technology Group Inc. (the “Company”) notes that there has been various media coverage about the Company recently, including coverage quoting a personal blog post published by Mr. Michael Minhong Yu on “Laoyu Ramblings” from January 8, 2022, in relation to, among other things, the business and financial performance of the Company.

The Company would like to remind its shareholders and investors that such media publications are not authorized by the Company and do not represent the views of the Company. Only information published by the Company and disclosed on the Hong Kong Stock Exchange website at www.hkexnews.com and the U.S. Securities and Exchange Commission website at www.sec.gov should be relied upon for information about, and from, the Company.

The Company is in the process of reviewing its financial results for the six months ended November 30, 2021 and will update the market on its financial performance during this period as soon as it becomes available, which is currently anticipated to be around end of January 2022 and no later than mid-February 2022, by way of an announcement to be published on the websites of the Hong Kong Stock Exchange and the U.S. Securities Exchange Commission.

The Company would like to, once again, remind investors that information not published by the Company may not represent the actual state of the Company and the Company is not responsible for the accuracy and/or completeness of such information. Investors should not rely on information that is not published by the Company when making investment decisions, and instead, should refer to announcements made by the Company and published on the websites of the Hong Kong Stock Exchange website and the U.S. Securities Exchange Commission.

Shareholders and prospective investors are advised to exercise caution and should not rely on information that is not published by the Company when dealing in the shares and other securities of the Company.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, January 10, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.

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